Law Offices
Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, DC 20036
(202) 822-9611

Prufesh R. Modhera, Esq.
(202) 419-8417
pmodhera@stradley.com

January 21, 2010

Via EDGAR

Michelle Roberts, Esquire
Tony Burak
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
Registration Statement on Form N-14 (File Number: 333-163965)

Dear Ms. Roberts and Mr. Burak:

This letter (the “Response Letter”) responds to each of the comments provided orally to me on January 15, 2010, regarding the registration statement on Form N-14 (the “Registration Statement”) filed by Nationwide Variable Insurance Trust (the “Registrant”).  The Registration Statement was filed to register: (i) Class I and Class II shares of beneficial interest, without par value, of the NVIT Multi-Manager Large Cap Growth Fund (the “Growth Fund”), a series of the Registrant, that will be issued to shareholders of the NVIT Health Sciences Fund (the “Health Sciences Fund”), NVIT Technology and Communications Fund (the “Technology Fund”), and NVIT U.S. Growth Leaders Fund (the “U.S. Leaders Fund”), each a series of the Registrant, in connection with the transfer of substantially all of the assets of the Health Sciences Fund, Technology Fund, and U.S. Leaders Fund to the Growth Fund in exchange for Class I and Class II shares of beneficial interest of the Growth Fund, pursuant to each Plan of Reorganization; (ii) Class I and Class II shares of beneficial interest, without par value, of the NVIT Multi-Manager Large Cap Value Fund (the “Value Fund”), a series of the Registrant, that will be issued to shareholders of the NVIT Global Financial Services Fund (the “Financial Services Fund”) and Gartmore NVIT Global Utilities Fund (the “Utilities Fund”), each a series of the Registrant, in connection with the transfer of substantially all of the assets of the Financial Services Fund and Utilities Fund to the Value Fund in exchange for Class I and Class II shares of beneficial interest of the Value Fund, pursuant to each Plan of Reorganization; and (iii) Class I shares of beneficial interest, without par value, of the NVIT Nationwide Fund (the “Nationwide Fund”), a series of the Registrant, that will be issued to shareholders of the NVIT Nationwide Leaders Fund (the “Nationwide Leaders Fund”), a series of the Registrant, in connection with the transfer of substantially all of the assets of the Nationwide Leaders Fund to the Nationwide Fund in exchange for Class I shares of beneficial interest of the Nationwide Fund, pursuant to the Plan of Reorganization.  The Growth Fund, Value Fund, and Nationwide Fund are collectively referred to as the “Acquiring Funds” and the Health Sciences Fund, Technology Fund, U.S. Leaders Fund, Financial Services Fund, Utilities Fund, and Nationwide Leaders Fund are collectively referred to as the “Acquired Funds.”

Michelle Roberts, Esquire
Tony Burak
U.S. Securities and Exchange Commission
January 21, 2010

For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.  We have addressed the comments provided by each of you separately in this Response Letter.  The revisions indicated below will be included in the Registrant’s subsequent filing under Rule 497 related to the Registration Statement.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪
Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”)  from taking any action with respect to the filing; and

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Tony Burak’s Comments (as provided by Michelle Roberts)

1.
Comment – In the section “Why have these reorganizations been proposed?” of the Important Information to Help You Understand the Reorganization, please revise the last sentence to indicate the “as of” date to the statement that shareholders will receive a reduction of annual operating expenses as a result of the transaction.  In addition, this statement is not accurate with regard to the Utilities Fund, as the line item in the fee table indicates that the Utilities Fund’s total annual fund operating expenses (after fee waivers/expense reimbursements) is lower than the Value Fund.

Response – Registrant has revised the sentence to indicate that the reduction of annual operating expenses is based on current net assets.  With regard to the Utilities Fund, please note that the fee table is based on the Value Fund’s asset levels as of December 31, 2008.  However, based on the level of assets of the Value Fund, as of September 30, 2009, the pro forma total annual operating expenses (after fee waivers/expense reimbursements) is expected to be lower than the Utilities Fund.  This information is described in footnote 8 to the fee table of the Utilities Fund.  In addition, footnote 9 describes that the Registrant and Nationwide Fund Advisors (“NFA”) have entered into a written contract limiting

Michelle Roberts, Esquire
Tony Burak
U.S. Securities and Exchange Commission
January 21, 2010

total annual fund operating expenses (after fee waivers/expense reimbursements) of the Value Fund to the amount equal to the Utilities Fund’s total annual fund operating expenses (after fee waivers/expense reimbursements).  Therefore, Registrant believes that the statement is accurate with the addition of the “as of” date.

2.
For all of the Proposals, in the fee tables of the Proxy Statement/Prospectus with regard to the Acquiring Funds, please reflect the full amount of administrative services fees or cap the administrative services fee for a full year.

Response – With regard to the Acquiring Funds, Nationwide Financial Services, Inc. has committed to maintaining the current level of the administrative services fee until May 1, 2011.  Therefore, the full amount of administrative services fees has not been included in the fee table.  Registrant has revised the footnotes to the fee tables to reflect this commitment.

3.
Comment – For all of the Proposals, in the fee tables of the Proxy Statement/Prospectus with regard to the Acquiring Funds, the fee waiver cannot be included in the fee table since it will expire on May 1, 2010, which is less than one year.

Response – NFA has agreed to extend the fee waiver until May 1, 2011. Registrant has revised the footnote to reflect this continued fee waiver.

4.
Comment – For footnote 8 of Proposal 1, footnote 9 of Proposal 2, and footnote 7 of Proposal 3, in the fees tables of the Proxy Statement/Prospectus, please explain whether each Acquired Fund’s fees are capped as of the date of the information provided within the fee table or as of another date.

Response – With regard to the contractual expense limitation agreement described in these footnotes, the Acquired Fund’s fees will be capped as of the anticipated date of the merger, which is April 30, 2010.  The footnote has been revised to indicate this date.

5.
Comment – For all of the Proposals, in the section “Who will pay the expenses of the Transaction?” of the Proxy Statement/Prospectus, if it is expected that the transactions will incur significant brokerage costs, please provide an estimate of such brokerage costs and reduce the net assets by the amount of such costs where appropriate in the capitalization tables and pro forma financial statements.

Michelle Roberts, Esquire
Tony Burak
U.S. Securities and Exchange Commission
January 21, 2010

Response – Registrant does not expect that such brokerage costs will be significant.  Therefore, Registrant has not provided an estimate or reduced the net assets by such costs.  The holdings of each Acquired Fund comply with the investment restrictions and policies of the respective Acquiring Funds.

6.
Comment – For Proposal 2 and Proposal 3, in the section “What are the capitalizations of the Funds and what might the capitalization be after the Transaction?” of the Proxy Statement/Prospectus, please revise the tables to incorporate a stand alone column to reflect the Acquiring Fund after the Transaction (and pro forma adjustment column) if only a single Acquired Fund merged into the Acquiring Fund.

Response – Registrant has made the requested change.

7.
Comment – In the Statement of Additional Information, please remove either the footnote indicating that pro forma financial statements are not included for the Nationwide Leaders Fund or remove the pro forma financial statements for the Nationwide Leaders Fund.

Response – With regard to the Nationwide Leaders Fund, Registrant has removed the pro forma financial statements from the Registration Statement.

8.
Comment – For all of the Proposals, in the Pro Forma Statement of Investments, please include the following footnote: “As of June 30, 2009, all of the holdings of the Acquired Fund would comply with the investment restrictions or compliance guidelines of the Acquiring Fund.”

Response – Registrant has made the requested change.

9.	Comment – For Proposal 2, in the Pro Forma Statement of Investments, footnote (b) is defined but not used.

Response – Registrant has revised the Pro Forma Statement of Investments to appropriately reflect the usage of such footnote.

10.	Comment – For all of the Proposals, in Note 1 of the Pro Forma Notes to Financial Statements, please remove the reference that the report contains the financial highlights of the Acquired Fund.

Response – Registrant has made the requested change.

Michelle Roberts, Esquire
Tony Burak
U.S. Securities and Exchange Commission
January 21, 2010

Michelle Robert's Comments

11.
Comment – For Proposal 2, in the section “Are there any significant differences between the principal strategies and policies of the Financial Services Fund and Utilities Fund compared to the Value Fund?” of the Proxy Statement/Prospectus, please revise the last sentence to correct the reference to the Health Sciences Fund.

Response – Registrant has made the requested change.

12.
Comment – For Proposal 2 and Proposal 3, in the section “Reasons for the Transaction” of the Proxy Statement/Prospectus, please revise the references that the Acquired Funds are “walled off” by Nationwide Life Insurance Company, as such references may be confusing to shareholders.

Response – Registrant has revised such references to indicate that Nationwide Life Insurance Company has restricted the availability of the Acquired Funds as underlying fund options available to variable annuity contracts.

* * *

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8417 or in my absence, Christopher Zimmerman at (202) 419-8402.

Respectfully submitted,

/s/ Prufesh R. Modhera
Prufesh R. Modhera, Esquire

cc:           Allan Oster, Esquire
Barbara A. Nugent, Esquire
Christopher J. Zimmerman, Esquire